TAHOE RESOURCES ANNOUNCES MANAGEMENT CHANGE

VANCOUVER, British Columbia – June 13, 2016 – Tahoe Resources Inc. (“Tahoe”) (TSX, THO; NYSE: TAHO) today announced that Tony Makuch has resigned as Executive Vice-President and President of Canadian Operations, effective July 15, 2016. Following Mr. Makuch’s departure, Ron Clayton, Tahoe’s President and Chief Operating Officer, will assume day-to-day management of the Company’s Lake Shore Gold Division.

Mr. Makuch joined Tahoe in April 2016 following the Company’s acquisition of Lake Shore Gold, where he had served as President and Chief Executive Officer (“CEO”) since March 2008. He has resigned to accept a CEO position within the Canadian gold mining industry.

Kevin McArthur, Executive Chair and CEO of Tahoe, said: “We wish Tony all the best with his new endeavors. He deserves an immense amount of credit for his contribution in building Lake Shore Gold from a junior explorer to a low-cost gold producer with a strong management team, quality operations and attractive growth projects. I know Ron is looking forward to working more closely with our senior managers in the Toronto-based Canadian Operations office, as well as our site management and exploration staff in Timmins.”

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298